CLSA Americas, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition

Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2018
(With Independent Auditor's Report Thereon)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLSA Americas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas 15th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Holub 212-549-5062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Richard Gould and William Holub, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of CLSA Americas, LLC, as of December 31, 2018, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Richard Gould III
Chief Executive Officer



_____
William Holub
Chief Financial Officer

 John Staffiero
Notary Public

This report ** contains (check all applicable boxes):

JOHN STAFFIERO
Notary Public – State of New York
NO. 01ST6294878
Qualified in Westchester County
My Commission Expires Dec 23, 2021

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.

- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A Compliance Report as required by 17C.F.R. 240.17a-5(d)(1) and (3).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLSA AMERICAS, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Table of Contents

December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholder of CLSA Americas, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of CLSA Americas, LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Statement of Financial Condition
December 31, 2018

(U.S. dollars in thousands)

ASSETS

Cash and cash equivalents	$	53,315
Cash and securities segregated under Federal and other regulations		3,500
Restricted cash		1,663
Receivables:		
Clearing firm		2,479
Brokers and dealers		2,277
Customers		11,832
Affiliates		2,149
Furniture and equipment, net of accumulated depreciation of $5,597		1,366
Other assets		2,509
Total assets	$	**81,090**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	10,975
Customers		2,277
Affiliates		1
Accrued compensation and benefits		7,382
Commission sharing agreement accrued liabilities		3,912
Accrued expenses and other liabilities		10,679
Total liabilities	$	**35,226**
Commitments and contingencies, Note 15		
Member's equity		45,864
Total liabilities and member's equity	$	**81,090**

The accompanying notes are an integral part of the Statement of Financial Condition.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2018
(U.S. dollars in thousands unless otherwise noted)

(1) Business Description and Organization

CLSA Americas, LLC (the "Company") is a wholly-owned subsidiary of CLSA Americas Holdings, Inc. (the "Parent"), which is wholly-owned by CLSA BV ("CLSA"), which is owned by CITIC Securities International Company Limited ("CITIC"). The Company is a single member Limited Liability Company ("LLC") with the Parent, a Delaware corporation, as the sole member. The Company is a regulated member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association and other market centers/self-regulators. The Company provides brokerage services to institutional investors. In addition, the Company is the U.S. representative broker for CITIC and certain of entities under common control, as well as CL Securities Taiwan Company Limited in compliance with the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 15a-6 (providing "15a-6 services"). The Company also performs middle and back office services for affiliates.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and overnight demand deposits that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2018

(U.S. dollars in thousands unless otherwise noted)

(e) Commission Management Program

The Company and its affiliates enter into Client Commission Arrangements and Commission Sharing Agreements ("CCAs"/"CSAs") with customers. CSA/CCA customers may allocate a portion of their gross commissions to pay for investment related research and authorized brokerage related services provided by third parties and its affiliates in accordance with SEC Rule 28(e). The Company records its commissions net of commission sharing expenses in the Statement of Operations.

The Company executes all CCAs or CSAs with Americas domiciled clients. On trades where the Company's affiliates recognize the commission revenue, those affiliates recognize the commission sharing expense and pay this expense to the Company. The Company's affiliates execute CCAs or CSAs with non-Americas domiciled clients. On trades where the company recognizes the commission revenue, the Company recognizes the commission sharing expense and pays this expense to its affiliates.

(f) Income Taxes

The Company is a Limited Liability Company which has elected to be subject to federal and state corporate income taxes.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

(g) Securities Owned, at fair value

Trading investments are stated at fair value with unrealized gains and losses reported in net income. Realized gains and losses on the sale of investments are included in income on a trade date basis.

See *Note 8*, Fair Value, for additional detail.

(h)   *Employee Benefit Plan*

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year. See *Note 11*, Employee Benefit Plans, for additional detail.

(i)   *Deferred Compensation*

The Company amortizes all deferred compensation on a straight-line method over the life of the award. Share-based amounts are adjusted annually based upon the change in the underlying value of the deferred bonus units. See *Note 14*, Deferred Compensation, for additional detail.

(j)   *Receivables from/Payables to Brokers and Dealers*

Receivables from brokers and dealers include securities failed-to-deliver. Payables to brokers and dealers include securities failed-to-receive.

(k)   *Receivables from/Payables to Customers*

Receivables from customers include securities failed-to-deliver and receivables for research and other services invoices issued. Payables to customers include securities failed-to-receive.

(l)   *Receivables from Clearing Firm*

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivables from clearing firm include commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firm also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firm, and a $1,000 cash clearing deposit.

(m)   *Furniture and Equipment*

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 5 years.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2018
(U.S. dollars in thousands unless otherwise noted)

(3) Accounting Pronouncements Not Yet Adopted

In February 2016 the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02. Leases. The amendment is effective under the modified retrospective transition approach for fiscal years (and interim reporting periods within those years) beginning after December 15, 2018. Management has determined the impact that the adoption of this standard has on the Company's financial statements is approximately $14 million in total assets on the Statement of Financial Condition.

(4) Cash and securities segregated under Federal and other regulations

The Company is required to calculate its reserve requirements under Rule 15c3-3 of the Exchange Act ("Rule 15c3-3"). In connection with that requirement, as of December 31, 2018, $3,500 of cash was segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3.

(5) Restricted Cash

The Company has entered into a sub-lease that expires in February 2023, and in accordance with the terms of the sub-lease the Company's bank has issued a Letter of Credit ("LOC") in the name of the sub-landlord. As of December 31, 2018, $1,663 of cash was segregated in a separate non-interest bearing bank account under the LOC.

(6) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers excluding the Company's Clearing Firm as of December 31, 2018, consisted of the following:

	Receivables	Payables
Receivables/payables on unsettled trades	$ -	$ -
Securities failed-to-deliver/receive	2,277	10,975
	$ 2,277	$ 10,975

(7) Furniture and Equipment, net

The Company's furniture and equipment as of December 31, 2018, consisted of the following:

Furniture and fixtures	$ 34
Computer equipment and hardware	5,457
Software	1,242
Capitalized lease assets	230
	6,963
Less: Accumulated depreciation/amortization	(5,597)
	$ 1,366

6

(U.S. dollars in thousands unless otherwise noted)

(8) Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU 2010-6") requires the following disclosures: significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and additional disclosures in the reconciliation of Level 3 activity including information on gross basis for purchases, sales, issuances and settlements. The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2018, the Company did not have any such transfers.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$ 53,315	-	-	53,315
Cash and securities segregated	3,500	-	-	3,500
Restricted cash	1,663	-	-	1,663
Receivables-Clearing Firm	-	2,479	-	2,479
Receivables-Brokers and dealers	-	2,277	-	2,277
Receivables-Customers	-	11,832	-	11,832
Receivables-Affiliates	-	2,149	-	2,149
Total assets	**$ 58,478**	**18,737**	-	**77,215**

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Payables-Brokers and dealers	-	10,975	-	10,975
Payables-Customers	-	2,277	-	2,277
Payables-Affiliates	-	1	-	1
Total liabilities	**$ -**	**13,253**	-	**13,253**

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2018

(U.S. dollars in thousands unless otherwise noted)

(9)   Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, accrued restructuring costs not currently deductible for tax purposes, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:

Differences between book and tax basis:

Compensation	$	1,453
Deferred rent		318
Depreciation		(144)
Accrued liabilities		1,344
Net operating loss and other carryforward		20,982
Valuation Allowance		(23,953)
Net deferred tax asset	$	-

As the Company continues to recognize losses, Management has established a full valuation allowance of $23,953 against the deferred tax asset, as it is more likely than not that the deferred tax asset will not be realizable. For the year ended December 31, 2018, the Valuation Allowance decreased by $330.

On December 22, 2017 the U.S. government enacted the Tax Cuts and Jobs Act ("TCJA"). TCJA is effective January 1, 2018, and among other changes reduces the maximum Federal corporate statutory tax rate from 34% to 21% and extended the carryforward period beyond 20 years for loss carryforwards generated from 2018 onwards. The Company has accounted for the effects of the Tax Act using reasonable estimates based on currently available information and its interpretations thereof. This accounting may change due to, among other things, changes in interpretations the Company has made and the issuance of new tax or accounting guidance. U.S. GAAP requires that the effects of a change in tax rate from revaluing deferred tax assets be recognized upon enactment, such change had no material impact on the results of the Company for the year ended December 31, 2018.

The principal reasons for the difference between the effective tax rates and the 2018 Federal corporate statutory tax rate of 21% are the valuation allowance established against the deferred tax asset, non-deductibility of travel and entertainment expenses and state taxes.

The Company is subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2018, the Company's tax returns for 2014 to 2017 are subject to examination by state and local tax authorities, and the Company's tax returns for 2015 to 2017 are subject to examination by the Federal tax authority. The Federal tax authority completed its examination of the Company's 2013 and 2014 Federal corporate income tax returns during 2016, with no proposed adjustments. As of December 31, 2018 and 2017, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2018, the Company has not recognized any amounts associated with unrecognized tax benefits.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2018

(U.S. dollars in thousands unless otherwise noted)

As of December 31, 2018, the Company has a Federal net operating loss carryforward of $78,951 which begins to expire in 2034.

As of December 31, 2018, the Company has State and Local net operating loss carryforwards of $61,154 which begin to expire in 2026.

(10) Related Party Transactions

Expenses are allocated to the Company by CLSA Limited ("Limited"), SetClear Pte. Ltd. ("SetClear") and CLSA Singapore in accordance with Service Level Agreements ("SLA"s). The services provided to the Company primarily relate to technology, management, research, and sales, trading and marketing services. The related payable of $124 is netted in Receivables from affiliates.

The Company allocates expenses to Limited, SetClear, CLSA India Private Ltd, CLSA Finance Limited, CSI Global Markets Ltd., CITIC Securities International USA, LLC ("CSIUSA") and the Parent in accordance with SLAs. The services provided to affiliates primarily relate to sales, trading and marketing services, technology and other middle and back office functions. The related receivable of $3,006 is in Receivables from affiliates.

Certain expenses of the Company incurred in the normal course of business are paid by Limited and other affiliates. The related payable of $62 is netted in Receivables from affiliates.

Certain expenses of the Company's affiliates incurred in the normal course of business are paid by the Company. Such amounts are billed and collected on a monthly basis. The related receivable of $49 is in Receivables from affiliates.

The Company executes orders for Limited and CLSA Global Markets Limited, on which it earns execution fees. These orders are only in securities listed or traded on markets in North or South America. The related receivable of $137 is in Receivables from affiliates.

The Company acts as the collection agent for all payments to CLSA Group for research and retention services from Americas-domiciled clients. This means certain amounts of funds received are payments for research and retention services provided by other CLSA entities. During the year ended December 31, 2018, the Company collected or issued research invoices for $9,917 of which all was for research services provided by Limited. The payable of $1,801 as of December 31, 2018, is netted in Receivables from affiliates. During the year ended December 31, 2018, the Company collected or issued retention invoices for $3,502 of which all was for services provided by Limited. The payable of $433 as of December 31, 2018, is netted in Receivables from affiliates.

As of December 31, 2018 the Company accrued CCA/CSA account credits due to affiliates for non-Americas domiciled clients of $53netted in Receivable from affiliates

As of December 31, 2018he Company's affiliates accrued CCA/CSA account credits due to CLSAA for Americas domiciled clients of $22,893. The receivable of $1,342 as of December 31, 2018, is in Receivables from affiliates.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2018
(U.S. dollars in thousands unless otherwise noted)

The Company has a cash account with HSBC in Hong Kong ("cash pool account"). This account is a part of the CLSA Group intercompany cash pooling arrangement with HSBC. Under this arrangement, while all funds contributed to the pool remain in the contributing company's cash account, the Parent can draw against such funds. As of December 31, 2018, the amount in the Company's cash pool account was $4 which is included in Cash and cash equivalents on the Statement of Financial Condition. The account balance is considered a nonallowable asset for capital purposes under the Uniform Net Capital Rule 15c3-1 of the Exchange Act.

The Company has a $200,000 uncommitted revolving credit facility (the "Credit Facility") with CLSA BV, with no established maturity date. The Credit Facility is available for the Company's business purposes, and the Company can draw directly under the Credit Facility.

The Credit Facility includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

During the year ended December 31, 2018, the Company did not draw upon the Credit Facility. As of December 31, 2018, the Company had no amounts outstanding under the Credit Facility.

The Company has a $200,000 uncommitted revolving credit facility (the "Old Credit Facility") with CLSA Finance, an affiliate, which the Company ceased utilizing when it entered into the Credit Facility with CLSA BV. During the year ended December 31, 2018, the Company did not draw upon the Old Credit Facility. As of December 31, 2018, there was no amount outstanding under the Old Credit Facility.

The Company may, at its discretion, issue short-term loans to employees. As of December 31, 2018, the Company has outstanding loans maturing January 2019 through April 2020 with annual interest rates ranging from 1.29% to 2.12%. As of December 31, 2018, the Company has employee loans receivable of $463, which are included in Other assets on the Statement of Financial Condition.

(11) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 100% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

(U.S. dollars in thousands unless otherwise noted)

(12) Regulatory Requirements

As a broker-dealer and as an introducing broker regulated by the CFTC, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed the greater of $250 or two percent of aggregate debit items included in the Customer Reserve Calculation, as defined by Rule 15c3-3 of the Exchange Act. As of December 31, 2018, the Company had net capital of $37,075 which was $36,825 in excess of the minimum net capital requirement of $250. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

The Company is required to comply with SEC Rule 15c3-3 for all foreign transactions cleared on a delivery-versus-payment ("DVP") or receipt-versus-payment ("RVP") basis. The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another U.S. broker-dealer on a fully disclosed basis.

(13) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities and thus does not typically hold overnight positions.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2018

(U.S. dollars in thousands unless otherwise noted)

In the course of broking the Company will, from time to time, facilitate customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(14) Deferred Compensation

The Company may issue either cash-based or share-based deferred compensation to employees, at its discretion. For all deferred compensation, vesting is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with vesting periods generally ranging from one to three years and accelerated vesting of awards in certain circumstances. All deferred compensation expense is recognized over the vesting period(s) and is classified in Compensation and benefits on the Statement of Operations. The amount of unvested share-based compensation and deferred compensation commitments as of December 31, 2018 was $687.

For cash-based deferred compensation, as of December 31, 2018, the Company had accrued liabilities of $1,850, included in Accrued compensation and benefits on the Statement of Financial Condition.

The Company's employees are eligible for the Parent's share-based compensation plan ("SBCP") for services rendered. Share-based compensation is granted to eligible participants in the form of Deferred Bonus Units ("DBU"s) and accounted for as cash-settled share-based payment arrangements.

As defined in the plan, the valuation of DBUs is driven by the value of the Parent. This value is calculated as a multiple of the Net Asset Value ("NAV") of the consolidated accounts of the Parent, subject to minimum and maximum multiples. DBUs are valued twice per calendar year. The December 31st valuation of the Parent is estimated each December, and the DBU value is adjusted accordingly, if material. Once the December 31st audited consolidated accounts of the Parent are available, the December 31st valuation of the Parent is finalized, and the DBU value is adjusted accordingly. The amount of all SBCP awards and payments are determined based on the latest valuation of the Parent.

Included in Accrued Compensation and benefits is $2,406 payable under the SBCP.

	Units	Value
Balance, January 1, 2018	2,740,423	$ 10,633
Granted	-	-
Transfers	-	-
Change in Value	-	-
Forfeited	-	-
Payments	(2,110,360)	(8,188)
Balance, December 31, 2018	**630,063**	**$ 2,445**

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2018

(U.S. dollars in thousands unless otherwise noted)

As of December 31, 2018, the number of DBUs vested is 544,786 which are expected to be paid in accordance with the plan.

(15) Commitments and Contingencies

The Company has entered into various office and data center leases/sub-leases.

As of December 31, 2018, future minimum lease payments due under operating leases are approximately as follows:

Year Ending December 31,	Minimum Lease Payments Due
2019	$ 4,203
2020	3,954
2021	3,793
2022	3,638
2023	595
Thereafter	-
Total	$ 16,183

(16) Restructuring

The accrued liability for unpaid restructuring costs of $7,649 as of December 31, 2018, is made up of $1,226 in Accrued compensation and benefits and $6,423 in Accrued expenses and other liabilities on the Statement of Financial Condition. The $6,423 accrued expenses include $6,163 in occupancy and equipment costs, $115 in general and administrative costs and $145 in data processing and communication costs.

The Company has been named in several arbitration claims and threatened claims from former employees. The Company believes these claims are without merit but is required to participate in arbitration for all claims brought against the Company.

(17) Subsequent Events

We evaluated subsequent events through February 28, 2019, the date the financial statements were available to be issued. No subsequent events were identified that require adjustment in the financial statements.